SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	June 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21
4 – State Registration Number – NIRE 53 3 0000572 9

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			2 - SUBURB OR DISTRICT Barra da Tijuca
3 - POSTAL CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX 4009-4690	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1- NAME Stefano De Angelis
2 - ADDRESS Av. das Américas, 3434, Bloco 1 7º andar – parte			3 - SUBURB OR DISTRICT Barra da Tijuca
3 - ZIP CODE 22640-102	4 - MUNICIPALITY Rio de Janeiro		5 - STATE Rio de Janeiro
6 - AREA CODE 21	7 - TELEPHONE 4009-3742	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 21	12 - FAX 4009-3314	13 - FAX 4009-4690	14 - FAX -	-
15 - E-MAIL jserafim@timbrasil.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2007	12.31.2007	2	04.01.2007	06.30.2007	1	01.01.2007	31.03.2007
09 - INDEPENDENT ACCOUNTANT Directa Auditores					10 - CVM CODE 3670
11. PARTNER RESPONSIBLE Ernesto Rubens Gelbcke					12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 062.825.718-04

A free translation from Portuguese into English of Quarterly Financial
Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)	Corporate Legislation
QUARTERLY INFORMATION - ITR	June 30, 2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 – COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - National Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.05 - CAPITAL COMPOSITION

Number of Shares (Thousands)	Current quarter 06.30.2007	Prior quarter 03.31.2007	Same quarter in prior year 06.30.2006
Paid-up capital
1 - Common	793,544	793,544,277	791,117,235
2 - Preferred	1,536,171	1,536,170,583	1,531,472,229
3 - Total	2,329,715	2,329,714,860	2,322,589,464
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP Local Private
4 - ACTIVITY CODE 113 – Telecommunication
5 - MAIN ACTIVITY Cellular Telecommunication Services
6 - TYPE OF CONSOLIDATION Full
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS AND OR INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO	04/12/2007	Dividends	06/25/2007	ON	0,0001193484019
02	AGO	04/12/2007	Dividends	06/25/2007	PN	0,0001193484019

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 06/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

A free translation from Portuguese into English of Quarterly Financial Information prepared in Brazilian currency and in accordance with the accounting practices adopted in Brazil.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01 – IDENTIFICATION

1 - CVM CODE 01763-9	2 - COMPANY NAME TIM PARTICIPAÇÕES S.A.	3 - Federal Corporate Taxpayers' Registration Number – CNPJ 02.558.115/0001-21

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - TOTAL CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN THOUSANDS)	8 -SHARE PRICE ON ISSUED DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 - SIGNATURE

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 06/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	06/30/2007	03/31/2007
1	Total assets	7,937,038	8,342,685
1.01	Current assets	21,306	14,436
1.01.01	Cash and cash equivalents	20,812	13,793
1.01.01.01	Cash and Bank	1,021	792
1.01.01.02	Short-term investments in the money market	19,791	13,001
1.01.02	Credits	-	-
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Others Credits	-	-
1.01.03	Inventories	-	-
1.01.04	Others	494	643
1.01.04.01	Recoverable taxes and contributions	423	450
1.01.04.02	Other current assets	71	193
1.02	Noncurrent assets	7,915,732	8,328,249
1.02.01	Noncurrent assets	9,528	8,324
1.02.01.01	Others Credits	5,951	5,802
1.02.01.01.01	Taxes and contributions recoverable	5,951	5,802
1.02.01.02	Related parties	65	58
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	65	58
1.02.01.02.03	Other related parties	-	-
1.02.01.03	others	3,512	2,464
1.02.01.03.01	Judicial deposits	3,512	2,464
1.02.02	Permanent assets	7,906,204	8,319,925
1.02.02.01	Investments	7,906,204	8,319,925
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	7,900,286	8,313,612
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Other investments	5,918	6,313
1.02.02.02	Property, plant and equipment	-	-
1.02.02.03	Intangible	-	-
1.02.02.04	Deferred charges	-	-

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 06/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	06/30/2007	03/31/2007
2	Total liabilities and shareholders' equity	7,937,038	8,342,685
2.01	Current liabilities	28,465	468,533
2.01.01	Loans and financing	-	-
2.01.02	Debentures	-	-
2.01.03	Suppliers	867	1,714
2.01.04	Taxes, charges and contributions	26	7
2.01.05	Dividends payable	24,777	464,422
2.01.06	Provisions	-	-
2.01.07	Related parties	2,209	1,284
2.01.08	Other	586	1,106
2.01.08.01	Labor liabilities	586	1,106
2.02	Noncurrent liabilities	7,678	7,239
2.02.01	Noncurrent liabilities	7,678	7,239
2.02.01.01	Loans and financing	-	-
2.02.01.02	Debentures	-	-
2.02.01.03	Provisions	7,678	7,239
2.02.01.03.01	Provision for contingencies	3,123	2,684
2.02.01.03.02	Supplementary pension plan	4,555	4,555
2.02.01.04	Related parties	-	-
2.02.01.05	Advances for future capital increase	-	-
2.02.01.06	Other	-	-
2.02.02	Deferred income	-	-
2.04	Shareholders' equity	7,900,895	7,866,913
2.04.01	Capital	7,512,710	7,512,710
2.04.02	Capital reserves	135,230	135,230
2.04.03	Revaluation reserves	-	-
2.04.03.01	Own assets	-	-
2.04.03.02	Subsidiaries/affiliates	-	-
2.04.04	Income reserves	238,438	238,438
2.04.04.01	Legal reserve	98,741	98,741
2.04.04.02	Statutory reserve	-	-
2.04.04.03	Reserves for contingencies	-	-
2.04.04.04	Unearned income reserve	-	-
2.04.04.05	Retained earnings	139,697	139,697
2.04.04.06	Special reserve for undistributed dividends	-	-
2.04.04.07	Other income reserves	-	-
2.04.05	Retained earnings	14,517	(19,465)
2.04.06	Advances for future capital increase	-	-

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 06/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

Code	Heading	From 04/01/2007 a 06/30/2007	Acumulated from 04/01/2007 to 06/30/2007	From 04/01/2006 to 06/30/2006	Acumulated from 04/01/2006 to 06/30/2006
3.01	Gross revenues	-	-	-	-
3.02	Deductions from gross revenues	-	-	-	-
3.03	Net revenues	-	-	-	-
3.04	Cost of goods sold and services rendered	-	-	-	-
3.05	Gross profit	-	-	-	-
3.06	Operating income (expenses)	33,982	14,517	(232,143)	(323,352)
3.06.01	Selling	-	-	8	-
3.06.02	General and administrative	(3,220)	(5,862)	(2,180)	(10,094)
3.06.03	Financial income (expenses)	266	824	175	341
3.06.03.01	Financial income	622	1,195	513	941
3.06.03.02	Financial expenses	(356)	(371)	(338)	(600)
3.06.04	Other operating income	4	729	-	974
3.06.05	Other operating expenses	(504)	(1,140)	149	(1,015)
3.06.06	Equity pickup	37,436	19,966	(230,295)	(313,558)
3.07	Operating income	33,982	14,517	(232,143)	(323,352)
3.08	Nonoperating result	-	-	-	-
3.08.01	Income	-	-	-	-
3.08.02	Expenses	-	-	-	-
3.09	Income before taxation and participations	33,982	14,517	(232,143)	(323,352)
3.10	Provision for income and social contribution taxes	-	-	-	-
3.11	Deferred income tax	-	-	(6,009)	(3,449)
3.12	Participations/statutory contributions	-	-	-	-
3.12.01	Participations	-	-	-	-
3.12.02	Contributions	-	-	-	-
3.13	Reversal of interest on shareholders' equity	-	-	-	-
3.15	Net income for the period	33,982	14,517	(238,152)	(326,801)

FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY	Data-Base - 06/30/2007

01763-9 TIM PARTICIPAÇÕES S.A.	02.558.115/0001-21

Free Translation into English of Quarterly Information (ITR)
Originally Issued in Portuguese

04.01 – NOTES TO QUARTERLY INFORMATION
(In thousands of Reais, except where otherwise stated)

TIM PARTICIPAÇÕES S.A.

NOTES TO THE QUARTERLY INFORMATION
As of June 30, 2007
(In thousands of Reais, unless otherwise stated)

1 Operations

TIM Participações S.A. (the “Company”) headquartered at Avenida das Américas, 3434, block 1, 7th floor, Rio de Janeiro, RJ, is a publicly-held company directly controlled by TIM Brasil Serviços e Participações S.A., a Telecom Italia Group’s company, who holds interests of 81.19% of its voting capital and 69.67% of its total capital

Its operations comprise, among other things, the control of companies exploring telecommunications services, including cellular telephones, in its concession and/or authorization areas.

The Company has full control of TIM Sul S.A., which in turn controls and TIM Nordeste S.A. TIM Celular S.A. and its subsidiary TIM Nordeste S.A. operate cellular telephony services in all Brazilian states.

The services provided by the subsidiaries and the respective tariffs are regulated by ANATEL – Brazilian Telecommunications Agency – in charge of regulating all Brazilian telecommunications. The subsidiaries authorizations mature as follows:

TIM Nordeste	Expiry Date
Region 1
Pernambuco	May,	2009
Ceará	November,	2008
Paraíba, Rio Grande do Norte e Alagoas	December,	2008
Piauí	March,	2009

Region 2
Minas Gerais	April,	2013

Region 3
Bahia and Sergipe	August,	2012

TIM Celular
Region 1
Amapá, Roraima, Pará, Amazonas, Rio de	March,	2016
Janeiro and Espírito Santo

Region 2
Acre, Rondônia, Mato Grosso, Mato Grosso do	March,	2016
Sul, Tocantins, Distrito Federal, Goiás and Rio
Grande do Sul (except for the city of Pelotas)

Region 3
São Paulo	March,	2016

Region 4
Paraná	September,	2007
Santa Catarina	September,	2008
Rio Grande do Sul (city of Pelotas)	April,	2009

2 Presentation of the Quarterly Information

a. Presentation and Disclosure Criteria

The quarterly information (company and consolidated) was prepared in accordance with accounting practices adopted in Brazil, the rules applicable to concessionaires of public telecommunications services, and the CVM’s (Brazilian Securities Commission) accounting standards and procedures and IBRACON´s (Brazilian Institute of Independent Auditors) pronouncements.

TIM Participações S.A. is a publicly-held company, with American Depositary Receipts being traded on the New York Stock Exchange – USA. Therefore, the Company is subject to the rules of the Securities and Exchange Commission (SEC) and, aiming at meeting market needs, it is the Company’s principle to disclose information simultaneously to both markets in Brazilian Reais, in both Portuguese and English.

b. Consolidated Quarterly Information

The consolidated quarterly information includes assets, liabilities and the result of operations of the Company and its subsidiaries, as follows:

	% Ownership

	06/2007		03/2007

	Direct	Indirect	Direct	Indirect

TIM Participações
TIM Celular	100,00	-	100,00	-
TIM Nordeste	-	100,00	-	100,00

The main consolidation procedures are as follows:

I.	Elimination of intercompany consolidated assets and liabilities accounts;

II.	Elimination of participation in capital, reserves and retained earnings of the subsidiaries;

III.	Elimination of intercompany revenues and expenses;

IV.	Separate disclosure of the minority interest participation in the consolidated quarterly information, where applicable.

The reconciled income for the period can be thus shown:

		06/2006
	06/2007	Adjusted

Parent Company	14,517	(326,801)
ADENE´s benefit and fiscal incentive directly recorded as
shareholders’ equity of the indirect subsidiary TIM Nordeste
S.A.	-	(13,401)
Others	32	-

Consolidated	14,549	(340,202)

c. Comparability of Quarterly Information

In order to continuously improve their corporate governance level, quarterly information and, especially ensure compliance with CVM´s and international accounting practices applicable to their field of activity, the Company and its subsidiaries have analyzed the best accounting practices used in their industry. The results are changes with the effects described below and quarterly information substantially different from those previously published and made available to the shareholders.

Below, a description of adjustments to quarterly information originally published in the second quarter of 2006:

(a)	Adjustments relating to assets retirement obligations;
(b)	Reclassification of some discounts on cell phone sales made in the quarter ended June 30, 2006, which were originally stated as cost of goods sold and cost of sales;
(c)	Adjustments arising from deferral of subsidized sale of cell phone sets to the post-paid system users;
(d)	Reclassification of amortization of goodwill paid upon privatization.
(e)	Reclassification of PIS/COFINS for financial revenue and expense deductions;
(f)	Equity accounting adjustment to the above items.

	Parent Company 06/2006

	Original	(f)	Adjusted

Statement of income

Operating revenues (expenses):
General and administrative	(10,094)	-	(10,094)
Equity pickup	(374,075)	60,517	(313,558)
Other operating expenses, net	(41)	-	(41)

Operating income before financial income	(384,210)	60,517	(323,693)

Financial revenues (expenses):
Financial revenues	941	-	941
Financial expenses	(600)	-	(600)

	341	-	341

Pretax loss	(383,869)	60,517	(323,352)

Provision for income tax and social contribution	(3,449)	-	(3,449)

Loss for the period	(387,318)	60,517	(326,801)

Loss per thousand-share lot (R$)	(0.17)	0.03	(0.14)

	Consolidated 06/2006

	Original	(a)	(b)	(c)	(d)	(e)	Adjusted

Statement of income
Gross operating revenue
Telecommunications services	5,120,215	-	-	-	-	-	5,120,215
Goods sold	970,528	-	-	-	-	-	970,528

	6,090,743	-	-	-	-	-	6,090,743

Deductions from gross revenue	(1,638,537)	-	(133,824)	-	-	22,134	(1,750,227)

Net operating revenue	4,452,206	-	(133,824)	-	-	22,134	4,340,516

Cost of services rendered	(1,601,997)	(7,290)	-	-	-	-	(1,609,287)
Cost of goods sold	(782,905)	-	62,255	101,465	-	-	(619,185)

Gross income	2,067,304	(7,290)	(71,569)	101,465	-	22,134	2,112,044

Operating revenues (expenses) :
Distribution	(1,590,010)	-	71,569	-	-	-	(1,518,441)
General and administrative	(488,551)	-	-	-	-	-	(488,551)
Other operating expenses, nets	(80,385)	-	-	-	25,225	(52,317)	(107,477)

	(2,158,946)	-	71,569	-	25,225	(52,317)	(2,114,469)

Operating income before financial	(91,642)				25,225	(30,183)	(2,425)
income		(7,290)	-	101,465

Financial revenues (expenses):
Financial revenues	280,725	-	-	-	-	30,183	310,908
Financial expenses	(453,037)	(17,626)	-	-	-	-	(470,663)

	(172,312)	(17,626)	-	-	-	30,183	(159,755)

Operating loss	(263,954)	(24,916)	-	101,465	25,225	-	(162,180)

Non-operating income	323	-	-	-	-	-	323

Pretax loss	(263,631)	(24,916)	-	101,465	25,225	-	(161,857)

Provision for income tax and social
contribution	(137,088)	(16,032)	-	-	(25,225)	-	(178,345)

Loss for the period	(400,719)	(40,948)	-	101,465	-	-	(340,202)

3 Summary of the main accounting practices

a. Short-term investments in the money market

These comprise investments maturing in over 90 days, which are stated at cost plus the related earnings up to the balance sheet date, up to the market value, where applicable.

b. Accounts receivable

Accounts receivable from the telecommunication service costumers are calculated at the tariff rate ruling on the date of service rendering, including credits for services rendered but not billed until the balance sheet date, receivables from network use and receivables from sales of cell phone sets and accessories.

c. Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of past due accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on receivables.

d. Inventories

These refer to cell phone sets and accessories, which are stated at the average acquisition cost. A provision was set up to adjust slow-moving and obsolete items balance to the related realizable value.

e. Prepaid expenses

The prepaid expenses are shown at the amount actually disbursed and not yet incurred.

The subsidized sale of cell phone sets to the post-paid system users is deferred and amortized over the duration of the service agreement signed by clients (a minimum 12-month period). The contractual fine applicable to users who cancel their subscriptions or migrate to a prepaid system before the end of their agreements is invariably higher than the subsidy granted on cell phone sales.

Advertising expenses mostly refer to the sponsorship of Formula 1 car race transmission on TV.

f. Investments

The investments in subsidiaries are valued on the equity method, based on the subsidiaries´ shareholders equity, which is determined on the same date, by the same accounting principles used by the parent company.

The other investments are shown at cost, and reduced to the realizable value, where applicable.

g. Property, plant and equipment

The property, plant and equipment items are shown at the acquisition and/or construction cost, net of accumulated depreciation, calculated on the straight-line method, over the useful life of assets involved. Any repair and maintenance costs incurred representing improvement, higher capacity or longer useful life are capitalized, whereas the others are recorded as income for the year.

Interest and other financial charges on financing taken for funding construction work in progress (assets and facilities under construction) are capitalized up to the startup date.

The estimated cost of disassembly of towers and equipment in rented properties are capitalized and amortized over the useful life of these assets.

The long-term assets, especially property, plant and equipment, are periodically reviewed to determine the need for recording a provision for losses on any such items and recovery thereof.

The estimated useful lives of all property, plant and equipment items are regularly reviewed considering technological advances.

h. Intangibles

Intangibles are shown at the acquisition cost net of accumulated amortization. The amortization expenses are calculated on the straight-line method over the duration of the respective contracts, i.e., five years for radiofrequency bands and fifteen years for use authorization.

i. Deferred charges

Included in the deferred charges are pre-operating expenses and financial costs of the required working capital at the subsidiaries´ pre-operating stage, which are amortized in ten years from the date the subsidiaries become operative.

j. Income tax and social contribution

Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions. The social contribution is calculated at the legally stipulated rates applied to pretax income.

Based on the Constitutive Reports nos. 0144/2003 and 0232/2003 issued by ADENE – Northeast Development Agency on March 31, 2003, the subsidiary TIM Nordeste S.A. became eligible to fiscal incentive consisting of: (i) 75% reduction of income tax and non-reimbursable surtaxes for a ten-year period, from fiscal 2002 through 2011, calculated based on the exploration income arising from implementation of its installed capacity for rendering digital cellular telephone services; and (ii) reduction of 37.5%, 25% and 12.5% of income tax and non-reimbursable surtaxes for fiscal 2003, 2004-2008 and 2009-2013, respectively, calculated based on the exploration income arising from implementation of its installed capacity for rendering of analogical cellular telephone services. The amount corresponding to previously mentioned fiscal benefit – reduction of income tax – is accounted for as a reduction of the provision for income tax, against a Capital reserve – Fiscal Incentive, under the “Shareholders Equity” of the indirect subsidiary TIM Nordeste S.A.

The deferred income tax and social contribution on accumulated tax losses and temporary differences are valued based on the expected taxable income generation and deducted from the provision for adjustment to the recovery value, set up in accordance with CVM Instruction 371/02. On June 30, 2007 and March 31, 2007, the Company did not recognize any deferred tax assets, because the Company itself and its subsidiaries have historically reported operating losses and unused credits.

k. Loans and financing

Loans and financing include accrued interest to the balance sheet date. The company’s subsidiaries are party to certain derivative instruments related to their Real denominated liabilities with the objective of hedging them against risks associated with unexpected devaluation of the Real in relation to foreign currencies. Additionally, the Company’s subsidiaries have hedge contracts to cover changes in market Income tax is calculated based on the income adjusted for legally stipulated additions and exclusions interest rates. Gains and losses from such operations are recognized in the income statement under the accrual method, based on the contracted rates contracts.

l Provision for contingencies

The provision for contingencies, recorded based on estimates which take into consideration the opinion of the Company’s management and its legal advisors, is updated based on the probable losses and risks at the end of the litigations and possible disclosure in notes to financial statements.

m Assets retirement obligations

The provision for assets retirement obligations from disassembly of towers and equipment in rented properties, recorded against “Property, plant and equipment”, is discounted to present value so it can reflect the best current estimate.

n Revenue recognition

Service revenues are recognized as services are provided. Billing is monthly recorded. Unbilled revenues from the billing date to the month end are measured and recognized during the month in which services are provided. Revenues from prepaid telecommunication services are recognized on the accrual basis in the period of utilization. Revenues from the sale of cell phone sets and accessories are recognized as these products are delivered to, and accepted by, end-consumers or distributors.

o. Derivatives

The subsidiaries enter into swap contracts to manage exposure to risk involved in foreign exchange rate and interest rate variations, all accounted for on the accrual basis. Payments made and received are recognized as adjustments to exchange variation.

The derivative contracts are signed with big financial institutions, highly experienced in this field. The subsidiaries do not hold derivative contracts for commercial or speculative purposes.

p. Pension plans and other post-employment benefits

The Company and its subsidiaries record the adjustments connected with the employees’ pension plan obligations according to the rules established by IBRACON´s NPC 26, approved by CVM Deliberation 371, which defines the characteristics of plans, obligations and events (Note 34).

q. Use of estimates

The preparation of quarterly information in conformity with accounting practices adopted in Brazil requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date, as well as the estimation of revenues and expenses for the year. The actual results may differ from those estimates.

r. Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate prevailing at the transaction date. Foreign currency-denominated assets and liabilities are translated into Reais using the balance sheet date exchange rate, which is reported by the Brazilian Central Bank. Exchange gains and losses are recognized in the statement of income as incurred.

s. Employee profit sharing

The Company and its subsidiaries record a provision for employee profit sharing, based on the targets disclosed to its employees and approved by the Administrative Council. These amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

t. Supplementary information

For additional information purposes, the following is presented: a) Statements of Cash Flow, prepared in accordance with the NPC no. 20 issued by the Institute of Independent Auditors of Brazil – IBRACON, ; and b) Value-Added Statements prepared in accordance with the CFC – Federal Accounting Council - Resolution no. 1010, which approved NBCT 37.

4 Short-term investments in the money market

	Parent Company

	06/2007	03/2007

CDB	19,525	12,738
Federal bills and bonds	266	263

	19,791	13,001

	Consolidated

	06/2007	03/2007

CDB	88,428	134,853
Debentures	10,120	30,328
Federal bills and bonds	266	263

	98,814	165,444

The average yield of TIM Participações´s investments (consolidated) is the equivalent to 102.19% of the CDI variation – CDI (Interbank Deposit Certificate).

These investments are redeemable at any time, with no significant impact on recognized profitability.

5 Accounts Receivable

	Consolidated

	06/2007	03/2007

Billed services	975,259	790,817
Unbilled services	446,156	465,464
Network use	858,931	858,815
Goods sold	945,049	769,102
Other receivables	12,957	10,484

	3,238,352	2,894,682

Allowance for doubtful accounts	(474,424)	(382,847)

	2,763,928	2,511,835

Below, the changes in the allowance for doubtful accounts:

		Consolidated

Balance at December 31, 2006		309,431

Provision set up		341,373
Written off		(176,380)

Balance at June 30, 2007		474,424

6 Inventories

	Consolidated

	06/2007	03/2007

Cell phone sets	176,060	115,122
Accessories and prepaid card	3,826	4,081
TIM "chips"	15,856	13,327

	195,742	132,530

Provision for adjustment to realizable value	(15,400)	(16,458)

	180,342	116,072

7 Recoverable Taxes and Contributions

	Parent Company

	06/2007	03/2007

Income tax	6,220	6,162
IRRF recoverable	152	88
Other	2	2

	6,374	6,252

Short-term portion	(423)	(450)

Long-term portion	5,951	5,802

	Consolidated

	06/2007	03/2007

Income tax	59,564	42,140
Social contribution	15,345	8,564
ICMS	423,603	426,592
PIS / COFINS	88,273	80,020
IRRF recoverable	9,180	11,124
Other	15,016	15,166

	610,981	583,606

Short-term portion	(368,227)	(320,467)

Long-term portion	242,754	263,139

The parent company’s long-term portion basically refers to income tax recoverable, whereas the consolidated figure also includes ICMS on the subsidiaries´ property, plant and equipment.

On March 13, 2006, the suit filed by the indirect subsidiary TIM Nordeste S.A. contesting the constitutionality of Law 9.718/98 that increased basis of calculation of taxes involved had a final judgement not subject to further appeal. Accordingly, the collection of PIS and COFINS on revenues not deriving from the Company´s sales was prohibited, and the subsidiary´s management recorded (in the first half of 2006) R$ 52,317 of PIS and COFINS credits, plus the related monetary restatement.

The other subsidiaries await a favorable sentence on a similar suit filed, having not recorded PIS and COFINS credits meanwhile. However, their managements believe on the probability of a favorable sentence, too. The amounts involved in these suits are being calculated.

8 Deferred Income Tax and Social Contribution

The deferred income tax and social contribution can be summarized as follows:

	Consolidated

	06/2007	03/2007

Goodwill paid upon privatization	160,748	197,844
Provision for maintenance of shareholders´ equity integrity	(106,094)	(130,577)

Merger-generated tax credit	54,654	67,267

Short-term portion	(50,450)	(50,450)

Long-term portion	4,204	16,817

Merger-generated tax credit

The deferred tax asset represented by the merger-generated tax credit refers to future tax benefit under the restructuring plan started in 2000. As a counterentry to said tax is a special reserve composed of goodwill on shareholders´ equity. The tax is realized ratably to estimated future income, over the duration of the authorization granted, which is due to end by 2008. The goodwill amortization is recorded as “provision for income tax and social contribution”.

In the six-month period ended June 30, 2007, R$ 25,225 of tax benefits were realized in connection with the above mentioned goodwill (R$ 25,225 for the same period in 2006). Also, under the terms of the restructuring plan, the actual tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder (Note 23-b)

As projected by the Management, the deferred, long-term income tax and social contribution remaining from the merger-generated tax credit will be realized in 2008.

9 Prepaid Expenses

	Consolidated

	06/2007	03/2007

Fistel Annual Rate	173,836	-
Subsidized cell phone sales	137,328	146,023
Rentals	9,648	10,201
Advertising expenses – non-aired ads	27,162	47,348
Financial charges on loans	7,003	7,908
Other	1,994	3,236

	356,971	214,716

Short-term portion	(346,689)	(203,129)

Long-term portion	10,282	11,587

10 Related Party Transactions

Below, the composition of the related-party transactions, which are performed under regular market conditions, similarly to those with third parties:

Parent Company

	Assets		Liabilities

	06/2007	03/2007	06/2007	03/2007

TIM Celular S.A.	65	58	2,209	1,284

Consolidated

	Assets

	06/2007	03/2007

Entel Bolívia (1)	774	798
Telecom Personal Argentina (1)	2,825	5,628
Telecom Sparkle (1)	4,494	4,989
Telecom Italia S.p.A. (2)	2,364	5,235
Other	815	450

Total	11,272	17,100

	Liabilities

	06/2007	03/2007

Telecom Italia S.p.A. (2)	36,168	33,475
IT Telecom Italia (3)	263	276
Entel Bolívia (1)	134	91
Telecom Personal Argentina (1)	1,010	1,478
Telecom Sparkle (1)	5,813	6,192
Italtel (3)	3,713	6,460
Other	435	384

Total	47,536	48,356

	Revenue

	06/2007	06/2006

Telecom Italia S.p.A. (2)	7,041	3,103
Telecom Personal Argentina (1)	2,143	1,618
Telecom Sparkle (1)	4,178	1,553
Other	686	873

Total	14,048	7,147

	Costs/Expenses

	06/2007	06/2006

Telecom Italia S.p.A. (2)	12,311	4,565
Telecom Sparkle (1)	10,755	9,598
Telecom Personal Argentina (1)	2,695	3,546
Other	955	1,437

Total	26,716	19,146

(1)	These refer to roaming, value-added services – VAS and media assignment.

(2)	These refer to international roaming, post-sales technical assistance and value-added services – VAS.

On May 3, 2007, the Administrative Council of TIM Participações S.A. approved a cooperation and support agreement with Telecom Italia S.p.A., valid for 12 months, in the amount of up to euro € 14,521 (approximately R$41,000). This agreement is designed to add value to the Company by benefiting from Telecom Italia´s experience to (i) improve the effectiveness and efficiency through internally developed solutions; and (ii) share systems, services, and processes, as well as the best practices in use in the Italian market, which can be easily customized for the Company.

(3)	This refers to development and maintenance of software pieces used in telecommunications service billing.

In April 2007 a group of Italian investors, namely Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A., Mediobanca S.p.A. and Sintonia S.A., together with Telefônica S.A. a Spain-based international telecommunications operator, agreed to buy the whole capital of Olímpia S.p.A. (who holds approximately 18% of the voting capital of Telecom Italia S.p.A., the Company´s indirect owner) through Telco S.p.A. This acquisition, through which Telco S.p.A. will hold some 23.6% of the voting capital of Telecom Italia S.p.A., is pending approval by the competent authorities in Italy , being due to be completed until the end of 2007. Currently, through their subsidiaries, Telefônica S.A. and Telecom Italia S.p.A. are competitors in certain other than their domestic markets, as for example, in Brazil. However, the agreement referred to above provides for an independent, autonomous management of the groups Telecom Italia and Telefônica.

Also, it stipulates that Telefônica will neither participate nor vote in Telco´s general shareholders´ meetings, with the directors to be appointed by Telefônica S.A. being instructed to neither participate nor vote in the Administrative Council´s meetings held to discuss political, administrative and operational resolutions and proposals of companies directly or indirectly controlled by Telecom Italia S.pA., who render services in countries with regulatory and legal limitations on the exercise of Telefônica S.A. voting rights. On June 30, 2007, as the agreement is pending of approval by the brazilian and international competent authorities, the Telefônica group was not considered as the Company´s related party.

11 Escrow Deposits

	Parent Company

	06/2007	03/2007

Civil	190	190
Labor	2,921	1,995
Tax	401	279

	3,512	2,464

	Consolidated

	06/2007	03/2007

Civil	18,423	15,262
Labor	23,190	18,732
ICMS – Agreement 69/98	3,441	2,337
Other - Taxes	42,753	30,999

	87,807	67,330

The changes in escrow deposits can be summarized as follows:

	Parent
	Company	Consolidated

Balance at December 31, 2006	1,182	57,420

Additions less write offs in the period	2,208	17,352
Monetary restatement for the period	122	13,035

Balance at June 30, 2007	3,512	87,807

12 Investments

	Parent Company

	06/2007	03/2007

Investments
Subsidiaries	7,900,286	8,313,612
Goodwill	5,918	6,313

	7,906,204	8,319,925

	Consolidated

	06/2007	03/2007

Investments
Goodwill	5,918	6,313
Other	20	20

	5,938	6,333

(a) Participation in subsidiaries:

06/2007

TIM Celular
S.A.

- Subsidiary:

Number of shares held	31.506.833.561

Total participation in capital	100%

Shareholders´ equity	7,900,286

Income for the period	19,966

Equity pickup	19,966

Investment amount	7,833,866
Special goodwill reserve (*)	66,420

Investment amount	7,900,286

03/2007

TIM Celular
S.A.

- Subsidiary

Number of shares held	31.506.833.561

Total participation in capital	100%

Shareholders´ equity	8,313,612

Loss for the period	(17,470)

Equity pickup	(17,470)

Investment amount	8,247,192
Special goodwill reserve (*)	66,420

Investment amount	8,313,612

(*)
The special goodwill reserve recorded at TIM Nordeste S.A. and TIM Celular S.A. represents the parent company’s rights in future capitalizations. These tax benefits are connected with goodwill paid upon privatization of Tele Nordeste Celular Participações S.A.,(merged into TIM Participações S.A. in August 2004) and Tele Celular Sul Participações S.A.(TIM Participações S.A’s former name). This goodwill was recorded against the special goodwill reserve, under “Shareholders’ equity”, being realized ratably to the estimated future income and the time of the concession, which is expected to end by 2008.

(b) Changes in investment in subsidiary:

TIM Celular
S.A.

Investment balance at December 31, 2006	8,331,082

Equity pickup	(17,470)

Investment balance at March 31, 2007	8,313,612

Equity pickup	37,436
Capital decrease (i)	(450,762)

Investment balance at June 30, 2007	7,900,286

(i)	Capital decrease in order to provide financial support to the parent company.

(c) Goodwill:

	Parent Company and
	Consolidated

	06/2007	03/2007

Goodwill upon acquisition of minority shareholding in the
subsidiary TIM Celular S.A. (ii)	16,918	16,918

Accumulated amortization	(11,000)	(10,605)

	5,918	6,313

(ii)	The economic basis for goodwill at TIM Celular S.A., amortizable in ten years through 2010, was the future income forecast.

13 Property, plant and equipment

		Consolidated

		06/2007			03/2007

		Accumulate
	Annual average		d
	depreciation rate		Depreciatio
	%	Cost	n	Net	Net

Switching/transmission
equipment	14,29	6,716,145	(3,972,963)	2,743,182	2,881,527
Loan-for-use handsets	50	718,689	(484,561)	234,128	280,154
Infrastructure	33,33	1,516,417	(656,356)	860,061	890,705
Leasehold improvements	33,33	104,116	(60,735)	43,381	44,411
Software and hardware	20	1,003,975	(575,745)	428,230	455,221
Assets for general use	10	295,855	(95,467)	200,388	201,404
Software licensing	20	3,523,353	(1,671,039)	1,852,314	1,837,143
Assets and installations in
service		13,878,550	(7,516,866)	6,361,684	6,590,565

Plots of land		24,478	-	24,478	24,328

Construction work in progress		358,795	-	358,795	310,828

		14,261,823	(7,516,866)	6,744,957	6,925,721

The construction work in progress basically refers to the construction of new transmission units (Base Radio Broadcast Station - ERB) for network expansion.

In the six-month period ended June 30, 2007, R$5,616 of property, plant and equipment was capitalized, (March 31, 2007 – R$ 2,619) relating to financial charges on loans taken to finance the construction, according to CVM Deliberation 193/96.

New technology implementation

The subsidiaries operate their service network using TDMA and GSM technology into their service network as a complement to current TDMA technology. On June 30, 2007, with the introduction of the GSM technology no provision for devaluation of fixed assets due to obsolescence was deemed necessary, as both technologies are to remain in operation at the companies until 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and must be fully depreciated by 2008.

14 Intangibles

The authorizations for PCS – Personal Communications Services - exploitation and radiofrequency licensing amounts can be thus shown:

		Consolidated

	Average
	annual
	amortization
	rate %	06/2007	03/2007

PCS exploitation rights and radiofrequency
licensing	7-20	2,811,722	2,811,713
Capitalized charges	7-20	411,356	411,356

		3,223,078	3,223,069

Accumulated amortization		(1,424,567)	(1,362,508)

		1,798,511	1,860,561

PCS authorizations and radiofrequency

The subsidiaries’ PCS (Personal Communications Services) authorizations are presented by the terms signed in the years from 2001 through 2004 with Anatel, for the exploration of this service. Previously, the subsidiaries TIM Celular S.A. and TIM Nordeste S.A. had been granted a fifteen-year concession for the SMC (Mobile Communication Service), which was changed into authorization for the SMP in 2002. The remaining SMC authorization period corresponds to the remainder of the SMC concession, initially connected with the 800 MHz radiofrequency licensing.

From 2001 through 2004, the subsidiaries were authorized by Anatel to use radio frequency blocs connected with the provision of SMP at 900 MHz and 1800 MHz.

Our radiofrequency authorizations for the 800 MHz, 900 MHz and 1800 MHz bands, referring to SMP service provision begin to expire in September 2007 and are renewable for only one 15-year period. The Company´s requests to ANATEL for renewal of these authorizations may be denied, if in ANATEL´s view we are not properly and rationally using the range granted, having seriously and repeatedly violated pertinent legislation, or if the range redistribution is deemed necessary.

15 Deferred Charges

	Consolidated

	06/2007	03/2007

Preoperating expenses:
Third-party services	228,665	228,665
Personnel expenses	79,367	79,367
Rentals	48,914	48,914
Materials	3,439	3,439
Depreciation	10,202	10,202
Financial charges – net	46,774	46,774
Other expenses	5,990	5,990

	423,351	423,351

Accumulated amortization	(211,929)	(201,345)

	211,422	222,006

16 Suppliers – Trade Payables

	Parent Company

	06/2007	03/2007

Local currency
Suppliers of materials and services	867	1,714

	867	1,714

	Consolidated

	06/2007	03/2007

Local currency
Suppliers of materials and services	1,397,051	1,117,884
Interconnection (a)	269,207	286,396
Roaming (b)	1,276	1,119
Co-billing (c)	156,637	162,029

	1,824,171	1,567,428

Foreign currency
Suppliers of materials and services	14,679	41,852
Roaming (b)	35,937	33,982

	50,616	75,834

	1,874,787	1,643,262

(a) This refers to use of the network of other fixed and mobile cell telephone operators, where calls are initiated at TIM network and end in the network of other operators;

(b) This refers to calls made when customers are outside their registration area, and are therefore considered visitors in the other network (roaming); and

(c) This refers to calls made by customers when they choose another long-distance call operator.

17 Loans and Financing

Consolidated

	Guarantees	06/2007	03/2007

Local currency

Banco do Nordeste - financing subject to pre-fixed
interest of 11,5% p.a. and a 15% and 25% bonus on
payment on maturity, the subject matter of a hedging
operation for which the rate is 69.8% and 76.90% of
the CDI monthly variation .	Bank surety	182,900	191,594

BNDES (Banco Nacional do Desenvolvimento
Econômico e Social): this financing bears interest at
3.85% p.a plus variation of the TJLP (long-term
interest rate) as disclosed by the Brazilian Brazilian
Central Bank . or of the "UMBNDES" of the Basket
of Currencies. plus res. Rate 635/87 (average BNDES	Direct portion: bank surety.
external funding rate). The Basket of Currencies	Indirect portion: TIM Brasil
financing was the subject matter of a swap to some	Serviços e Participações S.A.
128% of the CDI monthly variation. The TJLP-based	surety, with part of the blocked
financing was the subject matter of a swap at 85.85%	service collection up to the
of the CDI daily rate	amount of the debit balance.	59,622	89,606

BNDES (Banco Nacional de Desenvolvimento
Econômico e social): this financing bears interest at
an average rate of 4.20% p.a., plus variation of the	TIM Brasil Serviços e
TJLP (long-term interest rate) as disclosed by the	Participações S.A. guarantee
Brazilian Central Bank. 44% of the TJLP-based	with part of the collection
financing was the subject matter of a swap at 91.43%	service blocked up to the
of the CDI daily rate	amount of the debit balance.	1,140,232	1,138,245

BNDES (Banco Nacional de Desenvolvimento
Econômico e social): this financing bears interest at
an average rate of 3,0% p.a., plus variation of the
TJLP (long-term interest rate) as disclosed by the
Brazilian Central Bank. The TJLP-based financing
was the subject matter of a swap at 81.80% of the
CDI daily rate	Bank surety.	51,206	51,144

	Consolidated

	Guarantees	06/2007	03/2007

Local Currency

Syndicated Loan (a) – the debit balance is restated
based on the CDI rate variation plus a 1.25% p.a.
margin until 08/26/06, and from then on a margin
established in accordance with the Net Consolidated	TIM Brasil Serviços e
Debt/Consolidated EBITDA ratio	Participações S.A. guarantee	626,654	607,664

Compror 2770: Bank financing for payment of
goods and services suppliers, linked to foreign
currency variations. 28% of the agreements
denominated in US dollars (average coupon of 7,16%
p.a.) and 72% of the agreements denominated in Yen
(average coupon of 1,23% p.a.) These agreements are
under hedge protection which result in cost of some
104,1% of the CDI daily rate.	N.A.	127,323	-

Compror 2770: Bank financing for payment of
goods and services suppliers, linked to foreign
currency variations. 71% of the agreements
denominated in US dollars (average coupon of 7,66%
p.a.) and 29% of the agreements denominated in Yen
(average coupon of 0,50% p.a.) These agreements are
under hedge protection which result in cost of some
104,3% of the CDI daily rate.	N.A.	21,806	-

Rotation Compror: Bank financing for payment of
goods and services suppliers at the cost of 103% of
the CDI daily rate.	N.A.	80,011	-

Swap contracts relating to the above loans and
financing		10,630	14,056

		2,300,384	2,092,309

Short-term portion		(540,165)	(273,485)

Long-term portion		1,760,219	1,818,824

The syndicated loan taken by TIM Celular S.A. contains restrictive clauses concerning certain financial indices, which have been complied with by this subsidiary. The following Financial Institutions are part of this loan agreement: HSBC Bank Brasil S.A. – Banco Múltiplo, Banco ABN AMRO Real S.A., Banco BNP Paribas Brasil S.A., Banco Bradesco S.A., Banco do Brasil S.A., Banco Itaú BBA S.A., Banco Santander Brasil S.A., Banco Société Générale Brasil S.A., Banco Votorantim S.A., Unibanco – União de Bancos Brasileiros S.A.

The BNDES loan taken by TIM Celular S.A. for expanding its mobile telephony network contains restrictive clauses concerning certain financial indices, which have been complied with by this subsidiary.

The subsidiaries have contracted swap operations as a safeguard against the risk of devaluation of the Brazilian Real and variations of the fair value of loans bearing prefixed interest rates and TJLP. These operations are valid for the same period as the related financing.

The long-term portion of loans and financing as of June 30, 2007 mature as follows:

Consolidated

2008	417,337
2009	534,498
2010	234,458
2011	232,333
2012 onwards	341,593

1,760,219

18 Labor obligations

	Parent Company

	06/2007	03/2007

Payroll taxes	74	366
Labor provisions	479	694
Employees´ withholding	33	46

	586	1,106

	Consolidated

	06/2007	03/2007

Salaries and fees	90	12
Payroll taxes	27,402	23,562
Labor provisions	82,143	86,090
Employees´ withholding	4,423	4,674

	114,058	114,338

19 Taxes, Charges and Contributions

	Parent Company

	06/2007	03/2007

ISS	5	5
Other	21	2

	26	7

	Consolidated

	06/2007	03/2007

IRPJ and CSL	67,413	24,330
ICMS	268,107	265,286
COFINS	36,442	36,173
PIS	7,896	7,756
FISTEL	12,634	89,120
FUST/FUNTTEL	7,903	7,311
IRRF	2,410	2,260
ISS	18,313	19,339
Other	9,236	8,172

	430,354	459,747

20 Authorizations payable

	Consolidated

	06/2007	03/2007

SMP exploitation rights
Authorizations acquired	164,560	164,560
Payments	(157,219)	(157,219)
Monetary restatement	38,102	37,807

	45,443	45,148

Short-term portion	(38,806)	(38,545)

Long-term portion	6,637	6,603

The monetary restatement of payables is calculated base don the IGP-DI variation plus interest at 1% p.m.

Long-term authorizations payable on June 30, 2007 mature as follows:

Consolidated

2008	1,106
2009	1,106
2010	1,106
2011	1,106
2012 onwards	2,213

6,637

21 Provision for Contingencies

The Company and its subsidiaries are party to certain lawsuits (labor, tax, regulatory and civil) arising in the normal course of their business, and have recorded provisions when management understands that the risk of loss is deemed probable, based on the opinion of their legal advisors.

The provision for contingencies is thus composed:

	Parent Company

	06/2007	03/2007

Civil	981	642
Labor	2,142	2,042

	3,123	2,684

	Consolidated

	06/2007	03/2007

Civil	70,806	51,394
Labor	39,685	38,749
Tax	55,613	38,753
Regulatory	10,146	9,181

	176,250	138,077

The changes in the provision for contingencies can be summarized as follows:

	Parent
	Company	Consolidated

Balance at December 31, 2006	3,168	128,133

Additions in the period	340	16,376
Reversals and payments in the period	(724)	(1,110)
Monetary restatement in the period	339	32,851

Balance at June 30, 2007	3,123	176,250

Civil contingencies

Several legal and administrative processes have been filed against the Company by consumers, suppliers, service providers and consumer protection agencies, dealing with various issues arising in the regular course of business. It is the Company´s policy to analyze each legal or administrative process to determine whether it involves probable, possible or remote risk of contingencies. In doing so, the Company always takes into account the opinion of lawyers engaged to conduct the processes. The evaluation is periodically reviewed, with the possibility of being modified over the processes due to facts of events such as case law changes.

Consumer lawsuits

Approximately 33,600 individual lawsuits (March 31, 2007 – 26,200) have been filed against the subsidiaries, mostly by consumers claiming for settlement of matters arising from their relationship with the Company. Among these, the allegedly undue collection, contract cancellation, defects of equipment and non-compliance with delivery deadlines stand out. Provisions have been set up for those processes involving probable losses.

Collective actions

There are four collective actions against subsidiaries involving the risk of probable loss, which can be summarized as follows: (i) a suit against TIM Celular S.;A. claiming for the installation of a service unit for personal assistance in Rio Branco, AC.; (ii) a suit against TIM Nordeste S.A. in the state of Pernambuco, questioning the Company´s policy of defective phone replacement, allegedly in disagreement with the manufacturer´s warranty terms; (iii) a suit against TIM Nordeste S.A. in the state of Ceará, claiming for the Company´s obligation to replace cell phone sets which have been the subject of fraud in that state; and (iv) a suit against TIM Nordeste S.A. in the state of Bahia, claiming for annulment of charges on long-distance calls originated and received by Petrolina/PE and Juazeiro/BA, allegedly because of the borderline areas between these two municipalities. No provisions have been recorded for these contingencies, given the obligations involved therein and the impossibility of accurately quantifying the possibility of losses at the current stage of the processes.

Other Actions and Proceedings

The indirect subsidiary TIM Nordeste S.A. has been sued by the Federal Audit Court at administrative level with the possibility of being submitted to a court of justice, for allegedly defaulting on payment of R$ 25,000 representing interest and monetary restatement on the second installment due on acquisition the Area 9 (Bahia and Sergipe) license. As the risk of an unfavorable outcome for the Company is deemed only possible by both internal and external advisors, no provision has been set up.

The indirect subsidiary TIM Nordeste S.A. is also defendant in an action filed by the legal services providers, the law firm Mattos & Callumby Lisboa Advogados, in Rio de Janeiro. They claim for success fees allegedly due under a service agreement for filing court injunctions against interest and monetary restatement on purchase prices of Maxitel S.A.´s “Band B”. As the risk of an unfavorable outcome for the Company is deemed possible by both internal and external advisors, no provision has been set up.

Labor contingencies

These refer to claims filed by both former employees in connection with salaries, salary differences and equalization, overtime, variable compensation/commissions, and former employees of service providers who, based on pertinent legislation, claim for the Company´s and/or its subsidiaries´ accountability for labor obligations defaulted on by their outsourced employers.

Labor claims

Of the 1,985 labor suits filed against the Company and its subsidiaries (March 31, 2007 – 1,778), over 65% involve claims against service providers, concentrated on certain companies from São Paulo, Rio de Janeiro and Recife.

Still on third parties´ claims, part of these relate to specific projects of service agreement review, often ended in rescission in 2006 and winding up of the companies and termination of employees involved. A further significant portion of contingencies refers to organizational restructuring, among which the discontinuance of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, and the termination of 800 own employees and outsourced personnel stand out. All processes involving the risk of loss have been provided for by the Company.

The assessment of possible success of, and amounts involved in, the contingency is periodically reviewed, based on sentences issued during the processes, regulatory changes or modification of case law and higher courts´ abridgements of law.

Occupational Accidents

With the enactment of the Constitutional Amendment no. 45/2004, the litigations involving occupational accidents that resulted in claims for damages, previously judged by the State Court began to be judged by the Labor Courts. Given the issues under litigation and the fact that indemnification is determined by arbitration , thus involving high subjectiveness, the decision to set up provisions for these suits was made based on the total estimated losses amounting to some R$ 1,800.

DRT (Regional Labor Offices) and INSS (Nat´l Social Security Institute)

The indirect subsidiary TIM Nordeste S.A. was assessed for R$ 778 by the Regional Labor Office from Minas Gerais, on charges of allegedly irregular engagement of third parties. The risk of loss was deemed probable by the Company´s advisors, and an adequate provision was recorded.

Tax contingencies

IR and CSLL

In 2005, the indirect subsidiary TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 126,933, for the following reasons: (i) taxation of monetary variations on swap operations and exchange variation on unsettled loans; (ii) a separate fine for default on payment of social contribution on an estimated monthly basis for the year 2002 and part of 2001; (iii) default on payment of corporate income tax on an estimated monthly basis for the year 2002; and (iv) remittance of interest (IRRF) – a voluntary denunciation without payment of arrears charges. These assessments are now being discussed the taxing authorities. Based on its internal and external advisors´ opinion, the Management estimates probable losses on these processes at R$ 32,750. As they refer to income tax and social contribution, had these payments been made on schedule, they would have been recorded as income tax and social contribution, and accordingly, the Company found it correct to record the related provision for contingency against income tax and social contribution expenses.

ICMS

In 2003 and 2004 the subsidiary TIM Celular S.A. was assessed by the Internal Revenue Secretariat of the State of Santa Catarina for R$ 85,114, mainly relating to dispute on the levying of ICMS on certain services provided. The company is currently discussing these assessments with the tax authorities. According to its internal and external lawyers, the probable losses thereon, duly provided for, amount to R$ 2,650.

In October 2006, by adhering to the Santa Catarina State Economic Recuperation Program – Revigorar II, intended to grant amnesty to state tax debtors, the subsidiary TIM Celular S.A. agreed to settle its debt referring to ICMS rate difference on acquisition of phone sets in other states. Consequently, the provision represented by a previous R$ 11,779 escrow deposit was reversed.

Regulatory Contingencies

Due to an alleged default on some SMP’s provisions and quality targets defined under the PGMQ-SMP – General SMP Quality Goals Plan – ANATEL started some procedures for determining Default on Obligations – PADO, involving the subsidiaries.

The subsidiaries have endeavored to avoid being assessed, with arguments, mostly of technical and legal nature, that may contribute to reduce significantly the initial fine charged or event definitively file the PADO, with no sanctions. The related provision was set up based on the amount of fines charged, the risk of loss involved being classified probable (Note 36).

Possible contingencies not provided for

Civil, Labor, Regulatory and Tax-related actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible or remote by the management and the Company’s lawyers. No provision has been set up for these contingencies.

	Consolidated

	06/2007	03/2007

Civil	71,813	67,053
Labor	61,654	52,415
Tax	587,513	668,372
Regulatory	21,261	21,260

	742,241	809,100

The main actions involving risk of loss are described below:

Labor suits

A substantial portion of these suits refers to organization restructuring. Worth mentioning among these is the discontinuance of Client Relationship Centers in Fortaleza, Salvador and Belo Horizonte, which resulted in layoff of approximately 800 own and outsourced employees.

Of the labor suits involving risk of loss, the civil public action filed by the Minas Gerais Department of Labor Justice – 3rd region on allegedly irregular outsourcing practices and collective pain an suffering is worth stressing.

IR and CSLL

On October 30, 200, the indirect subsidiary TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Minas Gerais for R$ 331,171 under a single administrative process referring to IRPJ, CSL and a separate fine, for different reasons. Most of the assessment refers to amortization of goodwill determined on a Telebrás System privatization auction and the related tax deductions. Under Law 9.532/97, art. 7, the proceeds of goodwill amortization can be included in the taxable income of a company resulting from merger or split, whereby one company holds investment in the other, and pays for it using the goodwill determined based on the investee´s expected profitability. Also, this is a usual operation performed in accordance with CVM Instruction 319/99. After timely impugnating these assessment notices the Subsidiary now awaits the taxing authorities´ decision on the matter. In March 2007, by means of a Fiscal Information Report, the Recife/PE´s Internal Revenue Secretariat informed TIM that the amounts of IRPJ, CSL and a separate fine totaling R$ 73,027 (principal and separate fine) had been excluded from the assessment notice. As a consequence, this assessment was partially reduced, the discussion on the remainder being transferred to 160 compensation processes. Based on its internal and external lawyers´ opinion, the Company has not set up a provision for the above mentioned processes.

In September 2003 the indirect subsidiary TIM Nordeste S.A. was assessed by the Internal Revenue Secretariat of the State of Ceará for R$ 12,721 referring to: (i) disallowance of R$ 8,402 expenses included in the IRPJ determination for the period from 1999 through 2001; (ii) R$ 3,208 of differences in CSLL payments for the years from 1998 through 2001; (iii) differences of R$ 334 and R$ 777, respectively, in the payment of PIS and COFINS for the years from 1998 through 2002. The Company filed an impugnation and a voluntary appeal against this assessment.

PIS and COFINS

In 2004, the subsidiary TIM Nordeste S.A. was assessed in connection with PIS and COFINS due on exchange variation arising from revenue generated in 1999. Both assessment notices amounted to R$ 30,913. Because this is a controversial matter involving interpretation of applicable legislation, a provision was set up, in 2004, for the same amount. On March 13, 2006 a decision with no right to further appeal was issued on the action filed by the company against Law 9718 of November 27, 1998, The company alleged that this law was unconstitutional concerning the expansion of the tax basis of calculation, preventing the collection of PIS and COFINS on non-operating revenue.

In view of the final decision, the Management requested extinction of the tax assessment against the subsidiary, concerning PIS and COFINS on exchange variation and reversed, in 2006, the provision set up in 2004 (Note 28). In April 2007 the amount of PIS on exchange variation claimed was reduced by R$ 5,372, the remainder – R$ 25,541 – being now under discussion.

FUST – Telecommunications Service Universalization Fund

On December 15, 2005, Anatel issued its Summary no. 07 aimed at collecting contributions to the FUST out of interconnection revenues earned by providers of telecommunications services, as from the date of enactment of Law 9998 of August 17, 2000. The Company still believes that based on applicable legislation (including the sole paragraph of article 6 of Law 9998/00), the above revenues are not subject to the FUST charges, and accordingly, the Management has taken the necessary measures to protect their interests. In October and November 2006, ANATEL assessed the Company´s subsidiaries for R$ 82,096 referring to FUST on interconnection revenues and arrears fine, all because of Summary 07/05. Currently Anatel’s intended collection of FUST on interconnection revenues earned by the Company is suspended, because of the temporary order favorable to the Company.

ICMS

In 2006 the indirect subsidiary TIM Nordeste S.A. was assessed by the taxing authorities from the State of Piauí for R$ 7,308, in connection with the payment of a difference between intrastate and interstate ICMS rate on fixed assets items for use and consumption and the determination of ICMS basis of calculation for acquisition of goods intended for sale. The Company is impugnating these assessments at administrative level.

22 Assets for retirement obligations

Pursuant to Circular Communication CVM/SNC/SEP 01/2007, the assets for retirement obligations were recorded at present value, and accordingly, R$ 11,470 of financial expenses was reflected in the statement of income for the six-month period ended June 30, 2007 (same period of 2006- R$ 17,626).

The changes during the six-month period ended June 30, 2007 can be thus shown:

	Consolidated

	06/2007	03/2007

Opening balance	166,688	158,168

Additions during the period	2,713	299
Monetary restatement during the period	3,519	8,221

Closing balance	172,920	166,688

23 Shareholders’ Equity

a. Capital

As authorized by the Administrative Council, regardless of the statutory reform, the Company´s capital is represented by up to 2,500,000,000,000 (two trillion and five hundred billion) shares.

On May 30, 2007 at its General Extraordinary Shareholders´ Meeting TIM Participações S.A. approved the reverse split of all shares issued by the Company at the ratio of 1,000(thousand) : 1(one) of each class.

Capital subscribed and paid-in comprises shares without par value, thus distributed:

	06/2007	03/2007

Number of common shares	793,5444,277	793,544,276,988
Number of preferred shares	1,536,170,583	1,537,170,582,578

	2,329,714,860	2,329,714,859,566

b. Capital reserves

Special goodwill reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with no need for issuance of new shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their shareholdings, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be delivered directly to the controlling shareholder, in accordance with CVM Instruction 319/99.

c. Revenue reserves

Legal reserve

This refers to the 5% (five percent) of net income for every year ended December 31 to be appropriated to the legal reserve, which should not exceed 20% (twenty percent) of capital.. Also, the Company is not authorized to set up a legal reserve when it exceeds 30% (thirty percent) of capital plus capital reserves. This reserve can be used only for capital increase or compensation of accumulated losses.

Reserve for expansion

This reserve set up in accordance with paragraph 2, article 40 of the by-laws and article 194 of Law 6.404/76 is intended to finance investment projects and plant expansion.

d. Dividends

Dividends are calculated in accordance with the Bylaws and Brazilian Corporate Law (“Lei das Sociedades por Ações”).

As stipulated in its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

Preferred shares are nonvoting and take priority on (i) the payment of capital at no premium, and (ii) payment of a minimum non-cumulative dividend of 6% p.a. on the total obtained from dividing the capital stock representing this type of shares by the total number of the same class of shares issued by the Company.

In order to comply with Law 10.303/01, the Company’s bylaws were amended, including the First Paragraph of Section 10, which ensures the holders of preferred shares, every year, the right to receive stock dividends corresponding to 3% (three percent) of net earnings per share, based on the balance sheet most recently approved, whenever the dividend established according to this criterion exceeds the dividend calculated according to the criteria previously established, described in the preceding paragraph.

24. Net operating revenue

	Consolidated

		06/2006
	06/2007	Adjusted

Telecommunications service
Subscription	217,952	280,806
Use	3,366,477	2,486,654
Network use	2,208,464	1,306,801
Long-distance	906,471	581,726
VAS – Additional services	519,763	418,398
Other	42,757	45,830

	7,261,884	5,120,215

Sales of goods	848,961	970,528

Gross operating revenue	8,110,845	6,090,743

Deductions from gross revenue
Taxes	(1,705,628)	(1,324,647)
Discounts granted	(423,027)	(328,547)
Returns and other	(79,449)	(97,033)

	(2,208,104)	(1,750,227)

	5,902,741	4,340,516

25 Cost of services rendered and goods sold

	Consolidated

		06/2006
	06/2007	Adjusted

Personnel	(50,100)	(57,233)
Third-party services	(114,579)	(153,845)
Interconnection charges	(1,630,442)	(664,490)
Depreciation and amortization	(654,575)	(652,345)
Telecommunications inspection fund (FISTEL)	(3,476)	(4,926)
Other	(59,998)	(76,448)

Cost of services rendered	(2,513,170)	(1,609,287)
Cost of goods sold	(640,028)	(619,185)

Total cost of services rendered and goods sold	(3,153,198)	(2,228,472)

26 Selling expenses

	Consolidated

		06/2006
	06/2007	Ajusted

Personnel	(163,220)	(142,334)
Third-party services	(754,431)	(575,322)
Advertising and publicity	(161,527)	(203,175)
Allowance for doubtful accounts	(341,373)	(202,469)
Telecommunications inspection fund	(230,376)	(193,336)
Depreciation and amortization	(173,276)	(150,645)
Other	(44,089)	(51,160)

	(1,868,292)	(1,518,441)

27 General and administrative expenses

	Parent Company

		06/2006
	06/2007	Adjusted

Personnel	(1,178)	(3,116)
Third-party services	(4,311)	(6,713)
Other	(373)	(265)

	(5,862)	(10,094)

	Consolidated

		06/2006
	06/2007	Adjusted

Personnel	(95,484)	(92,532)
Third-party services	(187,271)	(194,839)
Depreciation and amortization	(199,427)	(162,207)
Other	(33,302)	(38,973)

	(515,484)	(488,551)

28 Other operating revenues (expenses) - Net

	Parent Company

		06/2006
	06/2007	Adjusted

Revenues
Reversal of provision for contingencies	724	974
Other receivables	5	-

	729	974

Expenses
Amortization of goodwill	(790)	(790)
Provision for contingencies	(340)	(225)
Other operating expenses	(10)	-

	(1,140)	(1,015)

Other operating revenues (expenses) – Net	(411)	(41)

	Consolidated

		06/2006
	06/2007	Adjusted

Revenues
Fines on telecommunications services	37,880	23,368
Reversal of provision for contingencies (a)	1,110	33,811
Other operating revenues	6,720	8,416

	45,710	65,595

Expenses
Amortization of deferred charges	(64)	(1,849)
Concession amortization	(124,119)	(124,119)
Taxes, rates and contributions	(842)	(19,405)
Amortization of goodwill	(790)	(790)
Provision for contingencies	(16,376)	(16,553)
Losses on legal actions	(13,766)	(10,356)
Other operating expenses	(9)	-

	(155,966)	(173,072)

Other operating revenues (expenses), net	(110,256)	(107,477)

(a) In 2006, this refers mainly to the reversal of provision for PIS and COFINS at the indirect subsidiary TIM Nordeste (Note 21).

29 Financial revenues

	Parent Company

		06/2006
	06/2007	Adjusted

Interest on short-term investments in the money market	757	572
Monetary restatement	438	315
Other revenues	-	54

	1,195	941

	Consolidated

		06/2006
	06/2007	Adjusted

Interest on short-term investments in the money market	13,494	66,621
Monetary restatement	23,246	32,711
Interest on trade receivables	8,699	7,265
Exchange variation	20,219	193,557
Other revenues	4,268	10,754

	69,926	310,908

30 Financial Expenses

	Parent Company

		06/2006
	06/2007	Adjusted

CPMF	(29)	(582)
Monetary restatement	(339)	-
Other expenses	(3)	(18)

	(371)	(600)

	Consolidated

		06/2006
	06/2007	Adjusted

Interest on loans and financing	(105,152)	(116,294)
Interest on suppliers – trade payables	(2,166)	(29,225)
Interest on financial revenues	-	(8,418)
Monetary restatement	(47,744)	(30,726)
Interest on taxes and rates	(2,870)	(7,516)
CPMF	(28,366)	(25,687)
Discounts granted	(4,151)	(3,098)
Charges on payment in installments	-	(23,675)
Exchange variation	(17,703)	(215,855)
Other expenses	(6,491)	(10,169)

	(214,643)	(470,663)

31 Non-operating income (expense)

	Consolidated

		06/2006
	06/2007	Adjusted

Revenues
Disposal of property, plant and equipment	12,229	4,103

	12,229	4,103
Expenses
Cost of property, plant and equipment disposed of	(15,939)	(3,780)

	(15,939)	(3,780)

Non-operating income	(3,710)	323

32 Income tax and social contribution expenses and tax losses

	Parent
	Company	Consolidated

	06/2006		06/2006
	Adjusted	06/2007	Adjusted

Income tax for the period	-	(49,330)	(48,564)
Social contribution for the period	-	(17,980)	(17,649)

	-	(67,310)	(66,213)

Deferred income tax	(2,536)	-	(63,887)
Deferred social contribution	(913)	-	(23,020)

	(3,449)	-	(86,907)

Amortization of goodwill paid upon
privatization	-	(25,225)	(25,225)

	(3,449)	(92,535)	(178,345)

Below, the reconciliation of income tax and social contribution calculated at tax rates combined with amounts reflected in the income:

Parent
Company

06/2006
Adjusted

Pretax loss	(323,352)

Combined tax rate	34%

Income tax and social contribution at the combined tax rate	109,940

(Additions)/Exclusions:
Equity pickup	(106,610)
Amortization of goodwill reserve	(269)
Provision for devaluation of tax credits	(6,502)
Other amounts	(8)

(113,389)

Income tax and social contribution credited to the income for the year	(3,449)

Tax rate in effect	1,07%

	Consolidated

		06/2006
	06/2007	Adjusted

Pretax income (loss)	107,084	(161,857)

Combined tax rate	34%	34%

Income tax and social contribution at the combined tax rate	(36,409)	55,031

(Additions)/Exclusions::
Unrecognized tax losses and temporary differences	(30,901)	(208,151)
Amortization of goodwill paid upon privatization	(25,225)	(25,225)

	(56,126)	(233,376)

Income tax and social contribution charged to the income for
the year	(92,535)	(178,345)

Accumulated tax losses

The tax credits arising from accumulated tax losses and negative social contribution basis, which are not recognized until there are consistent prospects of realization, can be summarized as follows:

	06/2007	03/2007

TIM Celular S.A.	3,609,822	3,653,308
TIM Nordeste S.A.	2,385,691	2,397,870
TIM Participações S.A.	19,338	16,533

	6,014,851	6,067,711

33 Financial instruments and risk management

The following are the main risks to which the Company and its subsidiaries are exposed:

(i) Exchange rate risks

The exchange rate risk relates to the possibility of the subsidiaries to compute losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

On June 30, 2007, the subsidiaries’ loans and financing indexed to the “UMBNDES” exchange variance of a basket of currencies are covered by hedge contracts. Income or loss resulting from these hedge contracts is charged to the income.

     There are no significant financial assets indexed to foreign currencies.

(ii) Interest rate risks

     The interest rate risks relate to:

  Possibility of changes in the fair value of financing indexed to prefixed interest rates, in the event the latter do not reflect the actual market conditions. In order to reduce this type of risk the subsidiaries sign swap contracts with financial institutions, the income or loss on which is recorded to the income;

  Possibility of changes in the fair value of financing indexed to the TJLP, in the event the latter do not ratably vary with the CDI rates. The income or loss on these swap contracts are recorded as income;

  Possibility of an unfavorable change in interest rates, with a resulting increase in financial expenses incurred by the subsidiaries, due to the fact that the interest rate of part of their hedge debt and obligations is floating. On June 30, 2007, the subsidiaries’ financial resources are mostly invested in CDI, thus partially reducing this risk.

(iii) Credit risk inherent in services rendered

This risk is related to the possibility of the subsidiaries computing losses originating from the difficulty in collecting the amounts billed to customers. In order to mitigate this risk, the Company and its subsidiaries perform credit analysis that assist the management of risks related to collection problems, and monitor accounts receivable from subscribers, blocking the telephone, in case customers default on payment of their bills.

(iv) Credit risk inherent in sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to credit risk levels accepted during the normal course of business. The choice of partners, the diversification of the accounts receivable portfolio, the monitoring of loan conditions, the positions and limits defined for orders placed by traders, the adoption of guarantees are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There is no single client who accounts for more than 10% of net receivables from sales of goods as of June 30, 2007 and 2006, or sales revenues earned during the quarters then ended.

(v) Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing its short-term investments and swap contracts, in the event of either party´s insolvency. The subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions and adopting a policy that establishes maximum level of risk concentration on each financial institution.

There is no concentration of available resources in connection with work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, especially cash and cash equivalents, accounts receivable and short-term financial instruments approximates their book value, given their short duration. Below, the financial instruments with market value different from their book value:

	Consolidated

	06/2007		03/2007

	Book	Market	Book	Market
	value	value	value	value

Loans and financing	2,289,754	2,292,267	2,078,253	2,070,419
Swap contracts	10,630	(12,781)	14,056	1,174

	2,300,384	2,279,486	2,092,309	2,071,593

The market value of loans and financing and swap contracts was determined based on future discounted cash flow and at interest rates applicable to similar instruments which involve the same risks and conditions or are based on their market quotations.

The market values were estimated at a specific time, using available information and the Company’s own evaluation methods. Any change in the underlying assumptions may significantly affect the estimates.

34 Pension Plan and other post-employment benefits

Supplementary Pension Plan

On August 7, 2006, TIM Participações S.A.´s approved the implementation by Itaú Vida e Previdência S.A. of PGBL and VGBL Supplementary Pension Plans for the Company and its subsidiaries TIM Celular S.A. and TIM Nordeste S.A. All employees not benefiting from pension plans sponsored by the Company and its subsidiaries are eligible for these supplementary plans.

Atypical contractual relationship

The Company is the succeeding sponsoring company arising from the partial spin-off of Telecomunicações do Paraná S.A – TELEPAR, of the private pension supplementation plans introduced in 1970 under a Collective Agreement, approved by the Atypical Contractual Agreement entered into by said company and the Unions representing the professional categories then existing.

This agreement covers 86 employees hired before December 31, 1982 to whom a supplementary pension is granted, providing that they retire after a minimum service length of 30 years for men and 25 years for women.

As a result of Telebrás split in June 1998, the Company opted for extinguishment of this supplementary pension plan, and accordingly, the participants were entitled to payment in cash of accumulated benefits or transfer of the obligations assumed under this plan to the PBS-A-SISTEL plan. Most of the participants opted for payment in cash. The remainder, duly provided for, will be used to cover benefits due to employees who have not made their option (4 employees as of June 30, and March 31, 2007).

TIMPREV and SISTEL

TIM Participações S.A. and its subsidiaries TIM Nordeste S.A and TIM Celular S.A have sponsored a private defined benefits pension plan for a group of TELEBRÁS system´s former employees, which is managed by Fundação Sistel de Seguridade Social – SISTEL, as a consequence of the legal provisions applicable to the privatization process of these companies in July 1998.

Considering that, in 1999 and 2000, the sponsors of the pension plans managed by SISTEL had already negotiated conditions for the creation of individual pension plans per sponsoring company and maintenance of joint liability only in relation to the participants already assisted on January 31, 2000, the Companies and their subsidiaries in 2002, like other companies resulting from the former TELEBRÁS system, started the creation of a pension plan for defined contributions meeting the most modern social security standards adopted by private companies and allowing the possibility of migration to this plan of the employee groups linked to SISTEL.

On November 13, 2002, the Brazilian Secretariat for Supplementary Pension Plans, through official ruling No. 1917 CGAJ/SPC, approved the statutes of the new pension plan, denominated Statutes of the TIMPREV Benefits Plan, defined contributions, which provide for new conditions for benefits granting and maintenance, as well as the rights and obligations of the Plan Managing Entity, the sponsoring companies, participants and the beneficiaries thereof.

Under this new plan, the sponsor´s regular contribution will correspond to 100% of a participant´s basic contribution , and TIMPREV´s managing entity will ensure the benefits listed below, under the terms and conditions agreed upon, with no obligation to grant any other benefits, even if the government-sponsored social security entity starts granting them.

  Normal retirement pension
  Early retirement pension
  Disability pension
  Deferred proportional benefit
  Death pension

However, as not all of the Company´s and its subsidiaries´ employees have migrated to TIMPREV plan, the pension and health care plans deriving from the TELEBRÁS system briefly listed below remain:

PBS: benefits plan of SISTEL for defined benefits, which includes the employees paying contributions to the plan (active) who participated in the plans sponsored by the companies of the former TELEBRÁS system;

“PBS Assistidos”: private pension plan for employees receiving benefits (inactive), for multi-sponsored benefits;

“Convênio de Administração”: for managing pension payment to retirees and pensioners of the predecessors of the subsidiary companies;

PAMEC: health care plan granted to pensioners of the predecessors of the subsidiary companies;

PBT: plan for defined benefits for pensioners of the predecessors of the company and its subsidiaries;

PAMA: health care plan for retired employees and their dependents, on a shared cost basis.

In accordance with the rules established by NPC-26 issued by the Institute of Independent Auditors of Brazil – IBRACON, as approved by CVM Deliberation No. 371, the actuarial position of these plans represents a surplus not recorded by the Company in view of the impossibility to recover such amounts and also considering that the amount of contributions will not be reduced for the future sponsor.

On January 31, 2006, TIM Participações S.A.´s administrative council approved the proposed migration of Fundação SISTEL de Seguridade Social´s Pension Funds sponsored by TIM Celular S.A. and TIM Nordeste S.A. to a multi-sponsored HSBC-linked pension fund. Throughout 2006, the entities involved conducted studies focused on migration, having finally registered the respective Terms of Transfer with the Ministry of Social Security´s Supplementary Pension Secretariat in December 2006.

In the six-month period ended June 30, 2007, the contributions to the pension funds and other post-employment benefits totaled R$118 (R$129 in the same period of 2006).

35 Insurance (unaudited)

It is the Company´s and its subsidiaries´ policy to monitor risks inherent in their operations, which is why as of June 30, 2007 they have insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries find the insurance coverage sufficient to cover any losses. The table below shows the main assets, liabilities or interests insured and the respective amounts:

Types	Amounts insured

Operating Risks	R$ 9,818,787
General Third Party Liability – RCG	R$ 13,440
100% Fipe Table,
Cars (Executive and Operational Fleets)	R$ 1,000 for RC (DM and DC)

36 Commitments

ANATEL

Under the terms of the Authorization for Mobile Personal Service (SMP) Exploitation, the subsidiaries have committed to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by such authorization. Should said terms fail to be met, the subsidiaries are subject to penalties.

Anatel has brought administrative proceedings against the subsidiaries for (i) noncompliance with certain quality service indicators in 2004, 2005 and 2006 as established by the licenses for Personal Mobile Service (SMP); and (ii) noncompliance with other obligations assumed under the Terms of Authorization.

In their defense, the subsidiaries have claimed that (i) noncompliance with quality indicators were mainly due to the migration from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP), the change in the long-distance system, and the implementation of the GSM network; and (ii) in certain cases the obligations assumed under the Terms of Authorization were not met, whereas in others, this was due to several factors, many of which involuntary and unrelated to the companies´ activities and actions. The subsidiaries are unable to foresee the outcome of Anatel processes at the moment. The provision for regulatory contingencies reflected in the balance sheet corresponds to losses expected by the Management (Note 21).

37. Supplementary information

a. Cash Flow Statements

	Parent Company		Consolidated

	06/2007	06/2006	06/2007	06/2006
		Adjusted		Adjusted

Operating Activities
Net Income (Loss) for the period	14,517	(326,801)	14,549	(340,202)
Adjustments for reconciliation of income to cash and cash
equivalents:
Depreciation and amortization	790	790	1,152,251	1,091,955
Equity pickup	(19,966)	313,558	-	-
Residual value of permanent assets written off	-	-	15,939	3,984
Deferred income tax and social contribution	-	3,449	25,225	112,132
Interest and monetary variation on loans	-	-	109,621	161,652
Monetary restatement on obligations arising from discontinuance
of assets	-	-	11,740	17,626
Interest on short-term investments in the money market	(757)	(572)	(13,494)	(66,621)
Allowance for doubtful accounts	-	-	341,373	202,469

Decrease (increase) in operating assets
Trade receivables	-	-	(599,468)	(140,970)
Taxes and contributions recoverable	(371)	16,930	(32,758)	(30,803)
Inventories	-	-	(16,234)	(938)
Related-party transactions	(7)	-	5,031	861
Prepaid expenses	-	-	(122,706)	(243,977)
Interest received on own capital	-	146,776	-	-
Other current assets	(68)	(691)	(10,839)	(7,057)
Other long-term assets	(2,331)	(529)	(30,460)	(11,036)

Increase (decrease) in operating liabilities
Labor obligations	(169)	(524)	21,565	12,080
Suppliers – Trade payables	(1,092)	(2,432)	(268,875)	(544,081)
Taxes, rates and contributions	(39)	(20,893)	60,057	(43,217)
Provision for contingencies	(45)	(261)	48,117	(20,579)
Related-party transactions	2,209	-	(36,528)	(25,881)
Other short-term liabilities	-	(196)	(7,260)	41

Net cash and cash equiv. generated (used) by operating activities	(7,329)	128,604	666,846	127,438

Investment activities:
Capital decrease	450,763	-	-	-
Short-term investments in the money market	(2,751)	(14,205)	667,290	507,156
Additions to property, plant and equipment	-	-	(1,071,783)	(1,633,942)

Net cash and cash equiv. generated (used) by investment activities	448,012	(14,205)	(404,493)	(1,126,786)

Financing activities
New loans	-	-	355,261	1,078,445
Loan amortization	-	-	(389,930)	(199,704)
Dividends and interest paid on own capital	(439,749)	(114,421)	(439,857)	(114,577)

Net cash and cash equiv. generated (used) by financing activities	(439,749)	(114,421)	(474,526)	764,164

Increase (decrease) in cash and cash equivalents	934	(22)	(212,173)	(235,184)

Cash and cash equivalents at the beginning of period	87	55	440,866	519,300
Cash and cash equivalents at the end of period	1,021	33	228,693	284,116

	Parent Company		Consolidated

		06/2006		06/2006
	06/2007	Adjusted	06/2007	Adjusted

Supplementary cash flow information:

Income tax and social contribution paid	-	-	25,523	24,866
Interest paid	-	-	114,922	118,656
Interest capitalized	-	-	5,616	8,962
Accounts payable referring to addition to property,
plant and equipment expenses	-	-	432,655	478,618

b. Value-Added Statements

	Parent Company		Consolidated

		06/2006		06/2006
	06/2007	Adjusted	06/2007	Adjusted

Revenues
Gross operating revenue	-	-	8,110,845	6,090,743
Allowance for doubtful accounts	-	-	(341,373)	(202,469)
Discounts granted, returns and other	-	-	(502,476)	(425,580)
Non-operating revenues (expenses) – Net	(3,946)	6,032	(3,710)	323

	(3,946)	6,032	7,263,286	5,463,017

Input bought from third parties
Costs of services rendered and goods sold	-	-	(2,389,462)	(1,442,079)
Materials, energy, third-party services and other	(3,946)	(6,032)	(1,131,433)	(1,003,763)

	(3,946)	(6,032)	(3,520,895)	(2,445,842)

Withholding
Depreciation and amortization	(790)	(790)	(1,152,251)	(1,091,955)

Net added value produced	(4,736)	(6,822)	2,590,140	1,925,220

Added value received through transfer
Equity pickup	19,966	(313,558)	-	-
Financial revenues	1,195	941	69,926	310,908

	21,161	(312,617)	69,926	310,908

Total undistributed value-added	16,425	(319,439)	2,660,066	2,236,128

Value-added distribution
Personnel and related charges	1,017	2,666	263,498	249,370
Taxes, rates and contributions	500	4,601	2,103,336	1,783,542
Interest and rentals	391	95	278,683	543,418
Retained earnings (accumulated losses)	14,517	(326,801)	14,549	(340,202)

	16,425	319,439	2,660,066	2,236,128

38 – Subsequent events

As a result of the reverse split of all shares issued by the Company (Note 23), the shareholders adjusted their stakes to lots of multiples of 1,000-share lots, by class, through private trading over the counter or at BOVESPA – São Paulo Stock Exchange, at their free and exclusive discretion, in the period from June 1, 2007 through July 2, 2007. The auction of the remaining share fractions is due to be held by September 30, 2007.

Code	Heading	06/30/2007	03/31/2007
1	Total assets	13,187,998	13,131,272
1.01	Current assets	4,063,586	3,733,413
1.01.01	Cash and cash equivalents	327,507	509,971
1.01.01.01	Cash and Banks	228,693	344,527
1.01.01.02	Short-term investments in the money market	98,814	165,444
1.01.02	Accounts receivable	2,763,928	2,511,835
1.01.02.01	Accounts receivable	-	-
1.01.02.02	Accounts receivable	2,763,928	2,511,835
1.01.02.02.01	Accounts receivable	2,763,928	2,511,835
1.01.03	Inventories	180,342	116,072
1.01.04	Others	791,809	595,535
1.01.04.01	Recoverable taxes and contributions	368,227	320,467
1.01.04.02	Deferred income and social contribution taxes	50,450	50,450
1.01.04.03	Prepaid expenses	346,689	203,129
1.01.04.04	Other	26,443	21,489
1.02	Noncurrent assets	9,124,412	9,397,859
1.02.01	Noncurrent assets	363,584	383,238
1.02.01.01	Sundry receivables	246,958	279,956
1.02.01.01.01	Taxes and contributions recoverable	242,754	263,139
1.02.01.01.02	Deferred income and social contribution taxes	4,204	16,817
1.02.01.02	Related parties	11,272	17,100
1.02.01.02.01	Affiliates	-	-
1.02.01.02.02	Subsidiaries	-	-
1.02.01.02.03	Other related parties	11,272	17,100
1.02.01.03	Other	105,354	86,182
1.02.01.03.01	Judicial deposits	87,807	67,330
1.02.01.03.02	Prepaid expenses	10,282	11,587
1.02.01.03.03	Other assets	7,265	7,265
1.02.02	Permanent assets	8,760,828	9,014,621
1.02.02.01	Investments	5,938	6,333
1.02.02.01.01	Affiliates	-	-
1.02.02.01.02	Affiliates - Agio	-	-
1.02.02.01.03	Subsidiaries	-	-
1.02.02.01.04	Subsidiaries - Agio	-	-
1.02.02.01.05	Others Investments	5,938	6,333
1.02.02.02	Other investments	6,744,957	6,925,721
1.02.02.03	Property, plant and equipment	1,798,511	1,860,561
1.02.02.04	Deferred charges	211,422	222,006

Heading	06/30/2007	03/31/2007
Total liabilities and shareholders' equity	13,187,998	13,131,272
Current liabilities	3,164,994	3,128,084
Loans and financing	540,165	273,485
Debentures	-	-
Suppliers	1,874,787	1,643,262
Taxes, charges and contributions	430,354	459,747
Dividends payable	33,101	472,788
Provisions	-	-
Related parties	47,536	48,356
Other	239,051	230,446
Labor liabilities	114,058	114,338
Authorizations payable	38,806	38,545
Other liabilities	86,187	77,563
Noncurrent liabilities	2,122,109	2,136,275
Noncurrent liabilities	2,122,109	2,136,275
Loans and financing	1,760,219	1,818,824
Debentures	-	-
Provisions	182,333	144,160
Supplementary pension plan	176,250	138,077
Provision for contingency	6,083	6,083
Related parties	-	-
Advances for future capital increase	-	-
Others	179,557	173,291
Authorizations payable	6,637	6,603
Assets retirement obligations	172,920	166,688
Deferred income	-	-
Minority interests	-	-
Shareholders' equity	7,900,895	7,866,913
Capital	7,512,710	7,512,710
Capital reserves	135,230	135,230
Revaluation reserves	-	-
Own assets	-	-
Subsidiaries/affiliates	-	-
Income reserves	238,438	238,438
Legal reserve	98,741	98,741
Statutory reserve	-	-
Reserve for contingencies	-	-
Unearned income reserve	-	-
Retained earnings	139,697	139,697
Special reserve for undistributed dividends	-	-
Other income reserves	-	-
Retained earnings	14,517	(19,465)
Advances for future capital increase	-	-

Heading	From 04/01/2007 a 06/30/2007	Acumulated from 04/01/2007 to 06/30/2007	From 04/01/2006 to 06/30/2006	Acumulated from 04/01/2006 to 06/30/2006
Gross revenues	4,215,510	8,110,845	3,201,785	6,090,743
Deductions from gross revenues	(1,155,942)	(2,208,104)	(926,991)	(1,750,227)
Net revenues	3,059,568	5,902,741	2,274,794	4,340,516
Cost of goods sold and services rendered	(1,625,095)	(3,153,198)	(1,181,360)	(2,228,472)
Gross profit	1,434,473	2,749,543	1,093,434	2,112,044
Operating income (expenses)	(1,342,210)	(2,638,749)	(1,202,481)	(2,274,224)
Selling	(953,964)	(1,868,292)	(833,548)	(1,518,441)
General and administrative	(256,335)	(515,484)	(245,082)	(488,551)
Financial income (expenses)	(81,463)	(144,717)	(70,747)	(159,755)
Financial income	35,303	69,926	212,696	310,908
Financial expenses	(116,766)	(214,643)	(283,443)	(470,663)
Other operating income	22,607	45,710	21,621	65,595
Other operating expenses	(73,055)	(155,966)	(74,725)	(173,072)
Equity pickup	-	-	-	-
Operating income	92,263	110,794	(109,047)	(162,180)
Nonoperating income	(2,554)	(3,710)	(94)	323
Income	7,498	12,229	2,934	4,103
Expenses	(10,052)	(15,939)	(3,028)	(3,780)
Income before taxation and participations	89,709	107,084	(109,141)	(161,857)
Provision for income and social contribution taxes	(55,695)	(92,535)	(37,622)	(91,438)
Deferred income tax	-	-	(91,878)	(86,907)
Participations/statutory contributions	-	-	-	-
Participations	-	-	-	-
Contributions	-	-	-	-
Reversal of interest on shareholders' equity	-	-	-	-
Minority interests	-	-	-	-
Net income for the period	34,014	14,549	(238,641)	(340,202)

INDEPENDENT AUDITORS´ SPECIAL REVIEW REPORT

The
Management and Shareholders
TIM PARTICIPAÇÕES S.A.

1. We have performed a special review of the Quarterly Information (ITR) of TIM PARTICIPAÇÕES S.A., for the quarter ended June 30, 2007, comprising the balance sheet, and the statement of income, both individual and consolidated, the performance report and relevant information prepared in accordance with accounting practices adopted in Brazil, all prepared under the responsibility of the management. Our responsibility is to issue an opinion on this information. TIM PARTICIPAÇÕES S.A. has full control of Tim Celular S.A., who, in turn, fully controls Tim Nordeste S.A. The financial statements of these subsidiaries for the quarter ended June 30, 2007, which serve as a basis for investment evaluation on the equity method and consolidation, were examined by Ernst & Young Auditores Independentes S.S Our report, with respect to the book value of these investments and their effects on the income for the quarter and consolidated figures, is based solely on those auditors´ examination, and given the size of the subsidiaries´ amounts involved, required a coordinated monitoring work and review of auditing procedures performed by that firm.

2. Our review was conducted in accordance with specific standards jointly set by IBRACON – Brazilian Independent Auditors´ Institute and the Federal Accounting Council, mainly consisting of: (a) inquiry of, and discussion with, the heads of the Company´s accounting, financial and operational departments about the criteria used in preparing Quarterly Information; and (b) review of subsequent information and events that may significantly affect the Company´s financial condition and operations.

3. Based on our special review and that of other independent auditors´ of the subsidiary Tim Celular S.A. and the indirect subsidiary Tim Nordeste S.A., we are not aware of any relevant change that might required for the Quarter Information referred to above to comply with accounting practices adopted in Brazil and used consistently with CVM – Brazilian Securities Commission´s standards, specifically applicable to Quarterly Information.

Rio de Janeiro, July 12, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: July 23, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.